Contact

www.linkedin.com/in/susan-wyman-571331186 (LinkedIn)

Susan Wyman

President at Gunnison Community Capital Group PBC
Grand Junction, Colorado, United States

Experience

Gunnison Community Capital Group PBC
President
April 2014 - Present (9 years 7 months)